
August 1, 2023

Neal Dongre
Vice President, General Counsel and Corporate Secretary
MSC INDUSTRIAL DIRECT CO INC
515 Broadhollow Road, Suite 1000
Melville, New York 11747

> **Re: MSC INDUSTRIAL DIRECT CO INC**
> **Registration Statement on Form S-4**
> **Filed July 25, 2023**
> **File No. 333-273418**

Dear Neal Dongre:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: D. Ryan Hart, Esq.